Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262035

BlackRock Private Credit Fund

Supplement Dated February 28, 2024 to the
Prospectus Dated April 28, 2023,
of BlackRock Private Credit Fund

This supplement amends certain information in the Prospectus, dated April 28, 2023, as supplemented to date, of BlackRock Private Credit Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Prospectus Summary

Under the heading “Prospectus Summary,” in the answer to the question “What fees do you pay to the adviser?” the second bullet point is replaced with the following:

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The capital gains component of the incentive fee will be the amount, if positive, equal to the lesser of (i) 12.5% of the aggregate realized capital gains (computed net of realized losses and net of unrealized capital depreciation, if any) for the most recent calendar quarter and the preceding eleven calendar quarters (or if shorter, the number of calendar quarters that have occurred since commencement of the fund), less capital gains incentive compensation previously paid or distributed in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant trailing twelve quarters or (ii) 12.5% of cumulative aggregate realized capital gains (computed net of realized losses and net of unrealized capital depreciation, if any) since commencement of the Fund, less capital gains incentive compensation previously paid or distributed since commencement of the Fund. The capital gains component will be paid in full prior to payment of the ordinary income component.

Fees and Expenses

Under the heading “Fees and Expenses,” in footnote 6, the second bullet point is replaced with the following:

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The capital gains component of the incentive fee will be the amount, if positive, equal to the lesser of (i) 12.5% of the aggregate realized capital gains (computed net of realized losses and net of unrealized capital depreciation, if any) for the most recent calendar quarter and the preceding eleven calendar quarters (or if shorter, the number of calendar quarters that have occurred since commencement of the fund), less capital gains incentive compensation previously paid or distributed in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant trailing twelve quarters or (ii) 12.5% of cumulative aggregate realized capital gains (computed net of realized losses and net of unrealized capital depreciation, if any) since commencement of the Fund, less capital gains incentive compensation previously paid or distributed since commencement of the Fund. The capital gains component will be paid in full prior to payment of the ordinary income component.

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations

Under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results Of Operations,” the paragraph under the sub-heading “—Incentive Compensation” is replaced with the following:

The income component of the incentive fee will be the amount, if positive, equal to 12.5% of the aggregate net investment income before incentive compensation earned for the most recent calendar quarter and the preceding eleven calendar quarters (or if shorter, the number of calendar quarters that have occurred since commencement of the fund), less aggregate income incentive compensation previously paid in with respect to the first eleven calendar quarters (or the portion thereof) included in the relevant trailing twelve quarters. The income component of the incentive fee is subject to a 5.0% total return hurdle on daily weighted average unreturned capital contributions (the “Hurdle Rate”). The capital gains component of the incentive fee will be the amount, if positive, equal to the lesser of (i) 12.5% of the aggregate realized capital gains (computed net of realized losses and net of unrealized capital depreciation, if any) for the most recent calendar quarter and the preceding eleven calendar quarters (or if shorter, the number of calendar quarters that have occurred since commencement of the fund), less capital gains incentive compensation previously paid or distributed in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant trailing twelve quarters or (ii) 12.5% of cumulative aggregate realized capital gains (computed net of realized losses and net of unrealized capital depreciation, if any) since commencement of the Fund, less capital gains incentive compensation previously paid or distributed since commencement of the Fund. The capital gains component will be paid in full prior to payment of the income component. In any case, incentive compensation (including both the income and capital gains components) will only be paid to the extent the trailing twelve quarter (or if shorter, the number of calendar quarters that have occurred since commencement of the fund) total return of the Fund after incentive compensation and including such payment would equal or exceed a 5% annual total return on daily weighted average unreturned contributed capital contributions for such period. For the period from March 18, 2022 to December 31, 2022, there were no incentive fees paid or accrued as the Investment Adviser has contractually agreed to waive any incentive fees through December 31, 2023.

Portfolio Management—Advisory Agreement, Sub-Advisory Agreement and Administration Agreement—Advisory Agreement—Incentive Fee”

Under the heading “Portfolio Management—Advisory Agreement, Advisory Agreement and Administration Agreement—Advisory Agreement,” the section with the sub-heading “—Incentive Fee” is hereby replaced with the following:

Incentive Fee

Incentive compensation will be payable to the Investment Adviser pursuant to the Advisory Agreement. The incentive fee will consist of two components, an income component and a capital gains component. Each component of the incentive fee will be calculated and, if due, will be payable quarterly in arrears.

The income component of the incentive fee will be the amount, if positive, equal to 12.5% of the aggregate net investment income before incentive compensation earned for the most recent calendar quarter and the preceding eleven calendar quarters (or if shorter, the number of calendar quarters that have occurred since commencement of the Fund’s operations), less aggregate income incentive compensation previously paid in with respect to the first eleven calendar quarters (or the portion thereof) included in the relevant trailing twelve quarters.

The income component of the incentive fee is subject to a 5.0% total return hurdle on daily weighted average unreturned capital contributions (the “Hurdle Rate”). As such, the Fund will not be obligated to pay any income incentive fee to the extent the annualized trailing twelve quarter (or if shorter, the number of calendar quarters that have occurred since the commencement of the fund) total return of the Fund (as defined below), including net realized gains and losses and net unrealized appreciation and depreciation, does not exceed the Hurdle Rate. To the extent that the Fund’s annualized total return for the relevant period exceeds the Hurdle Rate, but is less than 5.714286% of daily weighted average unreturned capital contributions, the income incentive fee will be subject to a “catch up,” calculated as 100% of the aggregate net investment income before incentive compensation earned in excess of Hurdle Rate for the relevant period. To the extent that the Fund’s annualized total return for the relevant period exceeds 5.714286%, the income component of the incentive fee will be equal to 12.5% of net investment income before incentive compensation earned in excess of this total return threshold.

The capital gains component of the incentive fee will be the amount, if positive, equal to the lesser of (i) 12.5% of the aggregate realized capital gains (computed net of realized losses and net of unrealized capital depreciation, if any) for the most recent calendar quarter and the preceding eleven calendar quarters (or if shorter, the number of calendar quarters that have occurred since commencement of the fund), less capital gains incentive compensation previously paid or distributed in respect of the first eleven calendar quarters (or the portion thereof) included in the relevant trailing twelve quarters or (ii) 12.5% of cumulative aggregate realized capital gains (computed net of realized losses and net of unrealized capital depreciation, if any) since commencement of the Fund, less capital gains incentive compensation previously paid or distributed since commencement of the Fund. The capital gains component will be paid in full prior to payment of the income component.

In any case, incentive compensation (including both the income and capital gains components) will only be paid to the extent the trailing twelve quarter (or if shorter, the number of calendar quarters that have occurred since commencement of the fund) total return of the Fund after incentive compensation and including such payment would equal or exceed a 5% annual total return on daily weighted average unreturned contributed capital contributions for such period.

The longer an investor holds our Common Shares during this period, the longer such investor will receive the benefit of this incentive fee waiver period.

For purposes of the foregoing computations and the total return limitation:

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“net investment income before incentive compensation” means the Fund’s interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial assistance and consulting fees or other fees received from portfolio companies) during the period, minus the Fund’s operating expenses during the period (including the base management fee, expenses payable under the administration agreements, any interest expense and any dividends paid on any issued and outstanding preferred stock), plus increases and minus decreases in net assets not treated as components of income, operating expense, gain, loss, appreciation or depreciation and not treated as changes in unreturned capital contributions, and without reduction for any incentive compensation and any organization or offering costs, in each case determined on an accrual and consolidated basis.

For the avoidance of doubt, net investment income before incentive compensation does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

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“total return” means the amount equal to the combination of net investment income before incentive compensation, realized capital gains and losses and unrealized capital appreciation and depreciation of the Fund for the period, in each case determined on an accrual and consolidated basis.

•	“unreturned capital contributions” means the proceeds to the Fund of all issuances of Common Shares, less all distributions by the Fund to shareholders representing a return of capital.

Plan of Distribution—Shareholder Servicing and/or Distribution Fees

Under the heading, “Plan of Distribution—Shareholder Servicing and/or Distribution Fees” the second paragraph is hereby replaced with the following:

Subject to FINRA and other limitations on underwriting compensation described in “-Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV of the Class S shares calculated monthly as of the beginning of the first calendar day of the month and (b) for Class D shares, a shareholder servicing fee equal to 0.25% per annum of the aggregate NAV of the Class D shares calculated monthly as of the beginning of the first calendar day of the month. The shareholder servicing and/or distribution fee is payable monthly in arrears. Eligibility to receive the ongoing servicing fee is conditioned on a participating broker or other intermediary providing the following ongoing services with respect to the Class S or Class D shares: responding to customer inquiries of a general nature regarding the Fund; crediting distributions from us to customer accounts; arranging for bank wire transfer of funds to or from a customer’s account; responding to customer inquiries and requests regarding shareholder reports, notices, proxies and proxy statements, and other Fund documents; forwarding prospectuses, tax notices and annual and quarterly reports to beneficial owners of our shares; assisting us in establishing and maintaining shareholder accounts and records; assisting customers in changing account options, account designations and account addresses; and providing such other similar services as we may reasonably request to the extent an authorized service provider is permitted to do so under applicable statutes, rules or regulations. The Distributor will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers or intermediaries for ongoing shareholder services performed by such brokers or intermediaries, and will waive shareholder servicing and/or distribution fees to the extent a broker or intermediary is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our distribution reinvestment plan. Shareholder servicing and/or distribution fees are similar to a commission in that the amount an investor pays may exceed the value of services they receive.

Plan of Distribution–Additional Payments to Intermediaries

Under the heading “Plan of Distribution,” the section with the sub-heading “—Additional Payments to Intermediaries” is hereby replaced with the following:

Additional Payments to Intermediaries

In certain circumstances, the Distributor or its affiliates may pay or reimburse intermediaries for distribution and/or shareholder services out of the Distributor’s or its affiliates’ own assets. Such activities by the Distributor or its affiliates may provide incentives to intermediaries to purchase or market Common Shares of the Fund. Additionally, these activities may give the Distributor or its affiliates additional access to sales representatives of such Dealers, which may increase sales of Shares. The payments described in this paragraph may be significant to payors and payees. The intermediaries receiving additional payments may change over time, and the Distributor or its affiliates may pay intermediaries or their affiliates other types of additional payments in the future. Please contact your intermediary to determine whether it or its affiliate currently may be receiving such additional payments and to obtain further information regarding any such payments.